EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio)

	Six Months Ended	Year Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(1,864)	$(2,121)	$(682)	$2,300	$646	$1,804
Fixed charges	486	1,203	885	595	607	522
Distributed income of equity investees	65	11	25	33	31	16
Total Earnings	$(1,313)	$(907)	$228	$2,928	$1,284	$2,342

Fixed Charges:
Interest expense	$443	$1,154	$847	$560	$572	$490
Estimated interest within rental expense	43	49	38	35	35	32
Total Fixed Charges	$486	$1,203	$885	$595	$607	$522

Ratio of earnings to fixed charges	n/a	n/a	n/a	4.9	2.1	4.5
Dollar shortfall	$1,799	$2,110	$657	n/a	n/a	n/a